Filed Pursuant to Rule 433
Registration No. 333-252123
August 4, 2022

TC Energy Corporation

Treasury Offering of Common Shares	August 4, 2022

A final base shelf prospectus dated January 22, 2021 containing important information relating to the Common Shares has been filed with the securities regulatory authorities in each of the provinces and territories of Canada and with the Securities and Exchange Commission (the “SEC”). A preliminary prospectus supplement has been filed with the securities regulatory authorities in each of the provinces and territories of Canada and with the SEC. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document. You may get these documents for free by visiting SEDAR at www.sedar.com and at EDGAR on the SEC web site at www.sec.gov.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement the Company has filed with the securities regulatory authorities in each of the provinces and territories of Canada and the SEC for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision. The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it updates such information.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

The Company has filed a registration statement (including a prospectus) with the SEC for the Offering to which this communication relates. Before you invest, you should read the registration statement, the preliminary prospectus supplement and other documents the Company has filed with the SEC for more complete information about the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus, and related prospectus supplement, if you request it in the United States from: RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention: Equity Syndicate, phone: 877-822-4089, Email: equityprospectus@rbccm.com or in Canada from: RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attention: Distribution Centre, or via telephone: 1-416-842-5349, or via email at Distribution.RBCDS@rbccm.com or in Canada from Scotia Capital Inc., Attention: Equity Capital Markets, Scotia Plaza, 62nd Floor, 40 King Street West, Toronto, Ontario M5H 3Y2, or by telephone at 1-416-863-7704 and in the United States from Scotia Capital (USA) Inc., Attention: Equity Capital Markets, 250 Vesey Street, 24th Floor, New York, New York, 10281, or by telephone at 1-212-225-6853 or by email at equityprospectus@scotiabank.com.

Issuer:	TC Energy Corporation (the “Company”)

Issue:	Treasury offering (the “Offering”) of 28,400,000 common shares (“Common Shares”) of the Company.

Amount:	C$1,803,400,000, prior to the Over-Allotment Option

Issue Price:	C$63.50 per Common Share.

Over-allotment Option:	The Underwriters will have an option to purchase up to an additional 10% of the Issue at the Issue Price, exercisable at any time up to 30 days following Closing.

Use of Proceeds:	The net proceeds from the Offering will be used, directly or indirectly, together with other financing sources and cash on hand, to fund costs associated with the construction of the Southeast Gateway Pipeline. Pending such use, the net proceeds from the Offering may temporarily be used to reduce indebtedness or invested in short term liquid investments.

Dividends:	The declaration and payment of dividends on Common Shares by the Company are at the discretion of the board of directors of the Company. Historically, dividends on Common Shares have been payable on or about the last day of January, April, July and October. The first dividend purchasers of the Offering will be eligible to receive, if they continue to hold Common Shares on the record date, is the dividend declared in respect of the quarter ended September 30, 2022 payable on or about October 31, 2022.

Form of Offering:	Public offering in all provinces and territories of Canada and the United States by way of a prospectus supplement to the base shelf prospectus of the Company dated January 22, 2021 and internationally as expressly permitted by the Company.

Form of Underwriting:	Bought deal, subject to syndication and to a mutually acceptable underwriting agreement containing “disaster out”, “regulatory out” and “material adverse change out” clauses running to Closing.

Listing:	The existing common shares of the Company trade on the Toronto Stock Exchange and New York Stock Exchange under the symbol “TRP”.

Eligibility for Investment:	The Common Shares will be "qualified investments" under applicable Canadian law for RRSPs, RESPs, RRIFs, RDSPs, TFSAs and DPSPs.

Bookrunners:	RBC Capital Markets, Scotiabank

Underwriting Fee:	3.5%

Closing:	August 10, 2022